UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             AMENDMENT NUMBER ONE TO
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                        China Direct Trading Corporation
                                (Name of Issuer)

                         Common Stock, $0.0001 par value
                         (Title of Class of Securities)

                                   16938E 10 2
                                 (CUSIP Number)


              Howard Ullman, Chief Executive Officer and President
                        China Direct Trading Corporation
                            12535 Orange Drive, #613
                               Davie, Florida 3333
                                 (954) 474-0224

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                      January 4, 2005 and December 31, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.:  16938E 10 2

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Howard Ullman, the Chief Executive Officer, Chairman of the Board, President and principal beneficial owner of the shares of Common Stock, $0.0001 par value, of the Issuer.

2. Check the  Appropriate Box if a Member of a Group (See  Instructions):  (a)__
(b)__

3. SEC Use Only

4. Source of Funds (See Instructions):

5. Check [___] if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6. Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each reporting Person With

7. Sole Voting Power: 301,773,810

8. Shared Voting Power: None

9. Sole Dispositive Power: 301,773,810

10. Shared Dispositive Power: None

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 301,770,810

12. Check [__] if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13. Percent of Class Represented by Amount in Row (11): 55%

14. Type of Reporting Person (See Instruction): IN

------------------------------------------------------------------------
ITEM 1. SECURITY AND ISSUER

 This Schedule 13D, Amendment Number One, relates to shares of the common stock of China Direct Trading Corporation, (the "Issuer") a Florida corporation (formerly known as "CBQ, Inc."). The principal executive offices of the Company are located at 12535 Orange Drive, #613, Davie, Florida 33330, located outside of Fort Lauderdale. The percentage ownership of the Reporting Person is based on a number of issued and outstanding number of shares of the Issuer's Common
Stock, $0.0001 par value per share, that includes 30 million shares that were escrowed to issue to Huawei Furniture Manufacturing Co. and five of its owners in connection with the proposed, but now terminated, acquisition by the Issuer of 40% of the issued and outstanding capital stock of Huawei Furniture Manufacturing Co. The Issuer is taking steps to cancel those 30 million shares and, when cancelled, the issued and outstanding number of shares of the Issuer will drop from approximately 550,621,087 to approximately 520,621,087.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D. Amendment Number One, is being filed on behalf of Howard Ullman (the "Reporting Person"). The Reporting Person is the Chairman of the Board, Chief Executive Officer, President and principal beneficial owner of the Issuer's common stock. He is also the chairman of the board, the chief executive officer and president of Souvenir Direct, Inc., a Florida corporation and a wholly-owned subsidiary of the Issuer as well as the senior executive of China Pathfinder Fund, L.L.C., a Florida limited liability company and a wholly-owned subsidiary of the Issuer.

During the last five years, the Reporting Person has not been convicted in any criminal proceeding. During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person has a written employment agreement with the Issuer for his services as Chief Executive Officer and President of the Issuer. Since the Issuer does not have available cash reserves to pay the $200,000 annual salary of Mr. Ullman under that agreement, the Issuer has been issuing and the Reporting Person has been receiving restricted shares of the Issuer's Common Stock, $0.0001 par value per share, in lieu of cash compensation. On or about September 13, 2005, the Reporting Person is scheduled to be issued 6,250,000 shares for $100,000 of his $200,000 annual salary for second half of fiscal year 2005. The total number of shares reported in this Schedule 13D Amendment One includes shares held by the Reporting Person as trustee for certain immediate family members.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person intends to hold the bulk of his holdings of Issuer's shares of Common Stock, $0.0001 par value per share, as a long-term investment. From time to time, the Reporting Person may sell a portion of his shares in Rule 144 transactions in order to provide funding of his personal or Issuer expenses, or pledge, to the extent allowed by applicable laws, shares for personal loans to fund personal or family expenses.

------------------------------------------------------------------------
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

a. As a result of the transactions referenced in Item 4, the Reporting Person's beneficial ownership of the common stock of the Issuer has been increased to 301,770,810 shares, representing 55% of the Issuer's outstanding shares of common stock of the Issuer as of the date of this
         Schedule 13D, Amendment Number One.
b. The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 301,773,810 shares of the Company's common stock, representing 55% of the Company's outstanding shares of common stock. The Reporting Person does not share any power to vote or to direct the vote, or share any power to dispose or to direct the disposition of any shares of the Company's stock.
c.       Not applicable.
d.       Not applicable.
e.       Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

 None.

/s/ Howard Ullman
------------------------------------------------------------------------
SIGNATURE


After reasonable inquiry and to my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ Howard Ullman
-----------------
Howard Ullman
Dated:  September 13, 2005